FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Park Place Securities, Inc.	**0001291394**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, January 31, Series 2005-WCH1	**333-118640**

Name of Person Filing the Document
(If Other than the Registrant)



05003347


SEC MAIL
PROCESSING
SECTION
RECEIVED
FEB 0 2 2005
179
WASH, D.C.



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: January 31, 2005

PARK PLACE SECURITIES, INC.



By: ____________________
Name: John P. Grazer
Title: CFO

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.3	Collateral Term Sheets	P*

---

* The Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

Collateral Analysis

NOTES:

With respect to any particular row, only loans satisfying the stipulationsd in Columns A, B and C of that row (the "Line Item Loans") should be evaluated when providing the information required by Columns E through Q in each row. Therefore, all percentage information (*except for Column D*) requested in each row should use the total Line Item Loans relating to that particular row in the denominator.

Each of the Total rows under each of the sub-group strats requested should compute the totals for each column using the total number of loans satisfying the particular sub-group.

If the deal is an "H" structure, *PLEASE GENERATE STRATS ONLY ON COLLATERAL THAT COULD GENERATE LOSSES TO OUR TRANCHE*

5.01	10		0.88%	199,290.98	7.181	0	629.4	8.21	83.51	62.74	9.52	65.85	29.78	48.77	21.45	0	30.27	2.96	4.94
10.01	15		1.46%	144,754.78	7.511	0	623.5	13.28	81.24	68.23	8.92	60.94	42.96	19.95	37.09	0	18.65	4.14	5.3
15.01	20		2.66%	136,005.83	7.523	0	616.9	18.28	82.44	76.96	6.35	70.44	46.71	15.9	37.39	0	23.55	2.84	8.08
20.01	25		4.90%	150,500.44	7.408	0	612.6	23.2	81.05	78.31	6.71	84.71	48.51	13.56	37.93	0	25.72	3.11	8.32
25.01	30		7.80%	145,230.31	7.479	0	611.6	28.2	81.84	72.7	7.51	85.88	52.98	7.84	39.18	0	21.73	2.77	8.44
30.01	35		12.05%	160,444.18	7.433	0	611.4	33.12	81.73	71.49	8.89	90.71	48.57	7.15	44.27	0	24.08	4.02	9.81
35.01	40		17.15%	162,874.80	7.407	0	614.6	38.1	83.04	72.54	9.24	91.58	44.83	6.44	48.73	0	26.16	2.86	10.71
40.01	45		24.04%	176,188.72	7.331	0	616.5	43.15	83.62	74.15	7.7	93.78	45.55	5.39	49.06	0	30.52	2.69	9.62
45.01	50		24.48%	194,577.57	7.342	0	600.9	48.09	84.18	76.13	8.27	93.27	54.9	5.79	39.31	0	32.97	3.45	8.16
50.01	55		4.16%	195,469.23	7.285	0	576.4	53.05	68.28	76.54	9.44	96.68	69.68	8.67	21.65	0	55.38	4.08	5.62
	55.01 >=																		
		Total:																	

NOTES:

With respect to any particular row, only loans satisfying the stipulationsd in Columns A, B and C of that row (the "Line Item Loans") should be evaluated when providing the information required by Columns E through Q in each row. Therefore, all percentage information (*except for Column D*) requested in each row should use the total Line Item Loans relating to that particular row in the denominator.

Each of the Total rows under each of the sub-group strats requested should compute the totals for each column using the total number of loans satisfying the particular sub-group.

If the deal is an "H" structure, *PLEASE GENERATE STRATS ONLY ON COLLATERAL THAT COULD GENERATE LOSSES TO OUR TRANCHE*

FICO Low	FICO High	LTV	Percent of Outstanding Pool Balance	Wtd Avg Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	% SFD	% PUD	% Owner Occ	% Full Doc	% Ltd Doc	% Stated Doc	% Int Only
500	524	> 65%	6.84	151,969.70	8.341	0	512.3	41.33	78.68	79.99	10.28	98.31	82.77	12.63	4.6	0
525	549	> 65%	10.85	156,394.57	8.081	0	535.6	39.83	80.97	80.58	10.04	96.8	69.21	8.25	22.54	0
550	574	> 65%	15.4	171,256.85	7.776	0	560.5	39.48	83.74	78.75	8.94	95.52	51.87	8.73	39.4	0
575	599	> 70%	12.98	169,479.54	7.538	0	586.9	39.72	86.38	77.67	8	91.64	48.44	9.12	42.44	0
600	624	> 70%	19.32	174,117.02	7.236	0	611.9	38.93	87.21	75.75	7.75	90.74	47.87	8.64	43.48	0
625	649	> 70%	16.67	171,869.99	7.199	0	636	38.85	86.83	69.81	8.09	89.76	37.85	4.66	57.49	0
650	674	> 80%	7.81	164,538.32	7.414	0	660.5	37.42	91.55	70.16	6.72	75.61	39.74	6.59	53.66	0
675	699	> 80%	4.95	172,023.13	7.355	0	686.3	37.21	91.89	68.05	8.16	76.1	31.49	7.38	61.13	0
700	724	> 80%	2.84	162,464.38	7.484	0	711.3	36.12	92.73	60.14	6.27	73.98	30.35	7.66	61.99	0
725	749	> 85%	1.28	159,173.92	7.274	0	735.1	38.69	93.44	73.06	7.72	76.62	25.62	4.11	70.27	0
750	774	> 85%	0.81	184,273.08	7.518	0	760.8	35.78	93.86	51.1	14.31	65.6	23.27	6.73	70	0
775	799	> 85%	0.21	142,307.61	7.02	0	784.4	36.25	93.08	80.82	0	83.56	60.63	0	39.37	0
800	max	> 85%	0.03	249,193.15	7.881	0	802.5	22.64	89.19	75.71	0	24.29	24.29	0	75.71	0
		Total:														

LTV Low	LTV High	DTI	Percent of Outstanding Pool Balance	Wtd Avg Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	% SFD	% PUD	% Owner Occ	% Full Doc	% Ltd Doc	% Stated Doc	% Int Only
60%	64%	> 50%	10.52	209,724.88	7.068	0	559.8	53.18	62.61	91.76	2.86	96.1	66.13	14.19	19.68	0
65%	69%	> 50%	24.08	220,075.70	7.39	0	584.4	52.87	67.38	72.56	12.65	98.68	62.63	6.04	31.33	0
70%	74%	> 50%	33.33	215,010.66	7.094	0	579.6	53.14	71.74	78.15	11.55	96.9	75.75	13.58	10.67	0
75%	79%	> 50%	23.42	179,217.38	7.526	0	566.9	53.21	75.22	72.04	8.12	95.37	73.81	2.36	23.83	0
80%	84%	> 50%	5.35	167,555.80	8.413	0	543.9	52.93	80.49	87.32	2.95	96.21	65.73	0	34.27	0
85%	89%	> 50%	0.92	200,696.01	6.829	0	604.1	52.09	87.88	100	0	100	66.15	0	33.85	0
90%	94%	> 50%	0.82	134,445.64	8.535	0	564.1	51.67	90	100	0	71.57	33.43	0	66.57	0
95%	99%	> 50%	0.83	136,647.13	8.68	0	575.6	52.11	95.12	100	0	100	82.84	0	17.16	0
100%	max	> 50%	0.74	121,578.98	8.87	0	626.4	52.77	100	82.12	17.88	100	17.88	57.54	24.58	0
		Total:														

DTI Low	DTI High	FICO	Percent of Outstanding Pool Balance	Wtd Avg Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	% SFD	% PUD	% Owner Occ	% Full Doc	% Ltd Doc	% Stated Doc	% Int Only
20%	24%	< 525	0.35	101,339.52	8.368	0	513.2	22.64	73.71	90.64	6.09	100	96.19	3.81	0	0
25%	29%	< 550	2.36	134,985.00	8.485	0	527.7	27.1	78.18	82.51	11.8	95.65	70.67	14.62	14.71	0
30%	34%	< 575	6.61	151,027.44	7.953	0	541.5	32.01	77.64	77.12	7.5	98	66.18	9.56	24.26	0
35%	39%	< 600	12.38	158,927.60	7.899	0	555.8	37.1	79.32	77.89	10.28	94.21	51.49	9.18	39.32	0
40%	44%	< 625	24.07	171,488.63	7.58	0	575.4	42.16	82.31	77.65	9.24	95.27	52.08	7.05	40.87	0
45%	49%	< 650	37.96	188,224.11	7.474	0	583.9	47.08	83.5	78.1	8.74	95.08	52.71	6.95	40.34	0
50%	54%	< 675	14.9	192,337.35	7.415	0	576.2	51.08	78.1	76.42	8.57	95.28	65.98	5.91	28.1	0
55%	max	< 700	1.37	195,342.66	7.217	0	565.4	55	66.77	78.75	8.52	96.24	66.34	18.6	15.07	0
		Total:														

Collateral Analysis

NOTES:

With respect to any particular row, only loans satisfying the stipulationsd in Columns A, B and C of that row (the "Line Item Loans") should be evaluated when providing the information required by Columns E through Q in each row. Therefore, all percentage information (*except for Column D*) requested in each row should use the total Line Item Loans relating to that particular row in the denominator.

Each of the Total rows under each of the sub-group strats requested should compute the totals for each column using the total number of loans satisfying the particular sub-group.

If the deal is an "H" structure, *PLEASE GENERATE STRATS ONLY ON COLLATERAL THAT COULD GENERATE LOSSES TO OUR TRANCHE*

LIMITED AND STATED DOC

FICO Low	FICO High	Percent of Outstanding Pool Balance	Wtd Avg Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	% SFD	% PUD	% Owner Occ	% Full Doc	% Ltd Doc	% Stated Doc	% Int Only	% CA	% NY	% FL
500	524	2.26	193,079.70	8.865	0	511.1	42.13	73.99	78.65	8.64	96	0	69.96	30.04	0	41.39	2.87	10.26
525	549	7.06	186,316.94	8.438	0	535.5	38.33	72.31	78.99	11.4	95.13	0	24.47	75.53	0	32.42	2.53	12.54
550	574	13.48	195,418.51	7.968	0	561.2	39.25	80.62	76.32	10.75	95.16	0	17.09	82.91	0	37.84	3.01	10.27
575	599	12.81	193,310.46	7.665	0	586.9	39.12	82.36	76.81	10.97	91.83	0	17.41	82.59	0	27.37	3.07	11.49
600	624	18.13	189,195.58	7.572	0	612	38.83	86.01	75.14	8.35	89.11	0	16.92	83.08	0	27.61	4.72	11.22
625	649	17.73	177,131.84	7.482	0	635.9	38.72	85.6	68.44	9.01	89.09	0	8.23	91.77	0	24.83	3.5	9.04
650	674	11.24	168,797.37	7.548	0	660.8	36.89	87	65.59	8.19	77.15	0	10.11	89.89	0	26.26	4.13	7.09
675	699	8.5	183,370.16	7.295	0	687	36.98	86.47	61.26	7.45	77.72	0	8.31	91.69	0	27.17	2.9	6.16
700	724	4.63	169,222.00	7.47	0	711.4	36.11	87.75	58.34	6.47	76.3	0	11.45	88.55	0	20.7	4.34	10.39
725	749	2.59	170,301.40	7.136	0	735.8	36.83	86.84	66.83	8.6	76.25	0	7.65	92.35	0	27.32	2.03	5.96
750	774	1.19	193,757.70	7.482	0	761.7	35.53	91.63	48.77	15.46	73.82	0	8.57	91.43	0	26.53	7.37	7.79
775	799	0.34	170,745.90	6.804	0	783.7	31.24	78.82	79.39	3.7	77.88	0	28.62	71.38	0	41.42	7.71	15.88
800	max	0.05	256,387.62	8.143	0	802.2	26.13	87.9	73.58	0	0	0	0	100	0	26.42	73.58	0
Total:																		

2nd LIEN

FICO Low	FICO High	Percent of Outstanding Pool Balance	Wtd Avg Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	% SFD	% PUD	% Owner Occ	% Full Doc	% Ltd Doc	% Stated Doc	% Int Only	% CA	% NY	% FL
500	524																	
525	549																	
550	574																	
575	599	0.89	52,723.37	11.1	0	590.1	42.78	100	18.68	35.62	100	100	0	0	0	51.83	0	0
600	624	16.2	41,781.09	11.501	0	613.5	38.61	100	70.92	11.56	100	62.08	5.98	31.93	0	28.58	3.75	16.51
625	649	30.17	45,596.71	11.813	0	636	38.66	99.9	65.58	15.59	100	20.12	9.7	70.18	0	27.22	1.99	13.7
650	674	24.13	46,921.75	11.299	0	660	39.56	99.99	62.96	16.69	100	14.6	2.29	83.11	0	33.15	0.63	13.14
675	699	12.83	44,762.47	10.948	0	686.5	39.8	99.91	54.4	15.4	100	8.92	1.23	89.85	0	30.89	0.79	18.95
700	724	8.96	48,297.24	10.654	0	713.4	38	100	65.31	16.87	100	16.41	3.46	80.12	0	13.34	3.42	17.88
725	749	4.16	47,037.88	10.871	0	733.2	37.94	100	88.26	0	100	8.09	0	91.91	0	19.33	16.5	8.85
750	774	1.98	52,103.17	10.61	0	760.4	35.27	100	65.41	0	100	26.05	0	73.95	0	52.02	11.3	16.68
775	799	0.68	53,916.23	10.11	0	781.5	35.18	100	84.42	0	100	53.27	0	46.73	0	84.42	0	15.58
800	max																	
Total:																		

All Loans (if not otherwise broken out in marketing materials):

DTI Low	DTI High	Percent of Outstanding Pool Balance	Wtd Avg Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	% SFD	% PUD	% Owner Occ	% Full Doc	% Ltd Doc	% Stated Doc	% Int Only	% CA	% NY	% FL
	<= 0.00																	
0.01	5	0.42	205,419.64	7.642	0	615.9	3.16	79.16	78.3	4.8	45.49	23.62	40.61	35.78	0	22.19	0	11.07

Collateral Analysis

NOTES:

With respect to any particular row, only loans satisfying the stipulationsd in Columns A, B and C of that row (the "Line Item Loans") should be evaluated when providing the information required by Columns E through Q in each row. Therefore, all percentage information (*except for Column D*) requested in each row should use the total Line Item Loans relating to that particular row in the denominator.

Each of the Total rows under each of the sub-group strats requested should compute the totals for each column using the total number of loans satisfying the particular sub-group.

If the deal is an "H" structure, *PLEASE GENERATE STRATS ONLY ON COLLATERAL THAT COULD GENERATE LOSSES TO OUR TRANCHE*

5.01	10	0.88	199,290.98	7.181	0	629.4	8.21	83.51	62.74	9.52	65.85	29.78	48.77	21.45	0	30.27	2.96	4.94	
10.01	15	1.46	144,754.78	7.511	0	623.5	13.28	81.24	68.23	8.92	60.94	42.96	19.95	37.09	0	18.65	4.14	5.3	
15.01	20	2.66	136,005.83	7.523	0	616.9	18.28	82.44	76.96	6.35	70.44	46.71	15.9	37.39	0	23.55	2.84	8.08	
20.01	25	4.9	150,500.44	7.408	0	612.6	23.2	81.05	78.31	6.71	84.71	48.51	13.56	37.93	0	25.72	3.11	8.32	
25.01	30	7.8	145,230.31	7.479	0	611.6	28.2	81.84	72.7	7.51	85.88	52.98	7.84	39.18	0	21.73	2.77	8.44	
30.01	35	12.05	160,444.18	7.433	0	611.4	33.12	81.73	71.49	8.89	90.71	48.57	7.15	44.27	0	24.08	4.02	9.81	
35.01	40	17.15	162,874.80	7.407	0	614.6	38.1	83.04	72.54	9.24	91.58	44.83	6.44	48.73	0	26.16	2.86	10.71	
40.01	45	24.04	176,188.72	7.331	0	616.5	43.15	83.62	74.15	7.7	93.78	45.55	5.39	49.06	0	30.52	2.69	9.62	
45.01	50	24.48	194,577.57	7.342	0	600.9	48.09	84.18	76.13	8.27	93.27	54.9	5.79	39.31	0	32.97	3.45	8.16	
50.01	55	4.16	195,469.23	7.285	0	576.4	53.05	68.28	76.54	9.44	96.68	69.68	8.67	21.65	0	55.38	4.08	5.62	
	55.01 >=																		
		Total:																	